

January 7, 2014

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re:** **Strategic Global Investments, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 9, 2013**
> **File No. 024-10371**

Dear Mr. Fellner:

We have reviewed your supplemental response letter along with your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

1.      We note your response letter dated December 18, 2013. In addition to the proposed changes to the disclosure in Item 5, please disclose in that section that the various notes will come due in March and April 2014, as you stated in your response letter dated December 5, 2013. In addition, please tell us how you have accounted in your balance sheet for the notes receivable for the period ended September 30, 2013.

Part F/S, page 43

2.      Please update your financial statements for the quarter ended September 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director